As filed with the Securities and Exchange Commission on February 24, 2022

File Nos. 002-67052 and 811-03023

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-1A

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Post-Effective Amendment No. 700

AND

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

Amendment No. 701

FORUM FUNDS

Three Canal Plaza, Suite 600

Portland, Maine 04101

207-347-2000

Stacy L. Fuller, Esq.

K&L Gates LLP

1601 K Street, N.W.

Washington, D.C. 20006

Copies to:

Zachary R. Tackett

Atlantic Fund Administration, LLC

Three Canal Plaza

Portland, ME 04101

It is proposed that this filing will become effective immediately upon filing pursuant to Rule 462(d) under the Securities Act of 1933, as amended.

Explanatory Note

This Post-Effective Amendment No. 700 to the Registration Statement on Form N-1A (“Registration Statement”) (File Nos. 002-67052 and 811-03023) of Forum Funds is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of filing exhibit (h)(12) to the Registration Statement. No changes have been made to Part A, B or Part C of the Registration Statement, other than Item 28 of Part C, as set forth below. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 700 shall become effective immediately upon filing with the Securities and Exchange Commission.

PART C

OTHER INFORMATION

ITEM 28.	EXHIBITS

(a)		Trust Instrument of Registrant as amended and restated on September 8, 2016 (Exhibit incorporated by reference as filed as Exhibit (a) in post-effective amendment No. 551 via EDGAR on September 29, 2016, accession number 0001435109-16-002085).

(b)		By-Laws of Registrant as amended (Exhibit incorporated by reference as filed as Exhibit (b) in post-effective amendment No. 604 via EDGAR on January 25, 2018, accession number 0001398344-18-000916).

(c)		See Sections 2.04 and 2.07 of the Trust Instrument as filed as Exhibit (a).

(d)	(1)	Investment Advisory Agreement between Registrant and H.M. Payson & Co. (Exhibit incorporated by reference as filed as Exhibit (5)(a) in post-effective amendment No. 62 via EDGAR on May 26, 1998, accession number 0001004402-98-000307).

	(2)	Investment Advisory Agreement between Registrant and Beck, Mack & Oliver LLC dated April 10, 2009 (Exhibit incorporated by reference as filed as Exhibit (d)(2) in post-effective amendment No. 249 via EDGAR on April 30, 2009, accession number 0000315774-09-000007).

	(2)(A)	Amended Appendix to the Investment Advisory Agreement between Registrant and Beck, Mack & Oliver LLC dated April 10, 2009 (Exhibit incorporated by reference as filed as Exhibit (d)(2)(A) in post-effective amendment No. 539 via EDGAR on July 27, 2016, accession number 0001435109-16-001852).

	(3)	Investment Advisory Agreement between Registrant and Polaris Capital Management, Inc. (Exhibit incorporated by reference as filed as Exhibit (5)(h) in post-effective amendment No. 63 via EDGAR on June 8, 1998, accession number 0001004402-98-000339).

	(4)	Investment Advisory Agreement between Registrant and D.F. Dent and Company, Inc. (Exhibit incorporated by reference as filed as Exhibit (d)(4) in post-effective amendment No. 431 via EDGAR on October 28, 2013, accession number 0001435109-13-000478).

	(4)(A)	Appendix A to the Investment Advisory Agreement between Registrant and D.F. Dent and Company, Inc. (Exhibit incorporated by reference as filed as Exhibit (d)(4)(A) in post-effective amendment No. 658 via EDGAR on October 25, 2019, accession number 0001398344-19-018494).

	(5)	Investment Advisory Agreement between Registrant and Lisanti Capital Growth, LLC (Exhibit incorporated by reference as filed as Exhibit (d)(5) in post-effective amendment No. 604 via EDGAR on January 25, 2018, accession number 0001398344-18-000916).

	(5)(A)	Appendix A to the Investment Advisory Agreement between Registrant and Lisanti Capital Growth, LLC (Exhibit incorporated by reference as filed as Exhibit (d)(5) in post-effective amendment No. 607 via EDGAR on April 25, 2018, accession number 0001398344-18-005981).

	(6)	Investment Advisory Agreement between Registrant and Auxier Asset Management LLC (Exhibit incorporated by reference as filed as Exhibit (d)(7) in post-effective amendment No. 357 via EDGAR on April 16, 2012, accession number 0001435109-12-000053).

	(6)(A)	Appendix to the Investment Advisory Agreement between Registrant and Auxier Asset Management, LLC (Exhibit incorporated by reference as filed as Exhibit (d)(6)(A) in post-effective amendment No. 554 via EDGAR on October 26, 2016, accession number 0001435109-16-002143).

	(7)	Investment Advisory Agreement between Registrant and Absolute Investment Advisers LLC (Exhibit incorporated by reference as filed as Exhibit (d)(7) in post-effective amendment No. 683 via EDGAR on October 21, 2020, accession number 0001398344-20-020410).

	(8)	Amended and Restated Investment Advisory Agreement between Registrant and Merk Investments LLC (Exhibit incorporated by reference as filed as Exhibit (d)(11) in post-effective amendment No. 326 via EDGAR on July 29, 2011, accession number 0000315774-11-000203).

	(8)(A)	Appendix A to the Amended and Restated Investment Advisory Agreement between Registrant and Merk Investments LLC (Exhibit incorporated by reference as filed as Exhibit (d)(9) in post-effective amendment No. 643 via EDGAR on July 22, 2019, accession number 0001398344-19-012316).

	(9)	Sub-Advisory Agreement between Absolute Investment Advisers LLC and Kovitz Investment Group, LLC (Exhibit incorporated by reference as filed as Exhibit (d)(12) in post-effective amendment No. 683 via EDGAR on October 21, 2020, accession number 0001398344-20-020410).

	(10)	Investment Advisory Agreement between Registrant and Spears Abacus Advisors LLC (Exhibit incorporated by reference as filed as Exhibit (d)(14) in post-effective amendment No. 654 via EDGAR on August 22, 2019, accession number 0001398344-19-015047).

	(11)	Investment Advisory Agreement between Registrant and MAI Capital Management, LLC (Exhibit incorporated by reference as filed as Exhibit (d)(11) in post-effective amendment No. 699 via EDGAR on December 20, 2021, accession number 0001398344-21-024167).

	(12)	Sub-Advisory Agreement between Absolute Investment Advisers LLC and St. James Investment Company, LLC (Exhibit incorporated by reference as filed as Exhibit (d)(23) in post-effective amendment No. 683 via EDGAR on October 21, 2020, accession number 0001398344-20-020410).

	(13)	Investment Advisory Agreement between Registrant and Monongahela Capital (Exhibit incorporated by reference as filed as Exhibit (d)(30) in post-effective amendment No. 410 via EDGAR on May 15, 2013, accession number 0001435109-13-000231).

(e)	(1)	Form of Selected Dealer Agreement between Foreside Fund Services, LLC and securities brokers (Exhibit incorporated by reference as filed as Exhibit (e)(1) in post-effective amendment No. 243 via EDGAR on October 28, 2008, accession number 0001193125-08-218056).

	(2)	Novation dated May 31, 2017 to the Distribution Agreement between Registrant and Foreside Fund Services, LLC (Exhibit incorporated by reference as filed as Exhibit (e)(2) in post-effective amendment No. 565 via EDGAR on April 19, 2017, accession number 0001435109-17-000209).

	(3)	Novation dated September 30, 2021 to the Distribution Agreement between Registrant and Foreside Fund Services, LLC dated September 30, 2021 (Exhibit incorporated by reference as filed as Exhibit (e)(3) in post-effective amendment No. 697 via EDGAR on October 22, 2021, accession number 0001398344-21-020224).

	(3)(A)	Amended Appendix dated November 1, 2021 to the Distribution Agreement between Registrant and Foreside Fund Services, LLC, as novated (Exhibit incorporated by reference as filed as Exhibit (e)(3)(A) in post-effective amendment No. 697 via EDGAR on October 22, 2021, accession number 0001398344-21-020224).

(f)		None.

(g)	(1)	Custodian Agreement between Registrant and MUFG Union Bank, N.A., dated June 15, 2012 (Exhibit incorporated by reference as filed as Exhibit (g)(1) in post-effective amendment No. 697 via EDGAR on October 22, 2021, accession number 0001398344-21-020224).

	(1)(A)	Amended Appendix dated July 16, 2021 to the Custodian Agreement between Registrant and MUFG Union Bank, N.A., dated June 15, 2012 (Exhibit incorporated by reference as filed as Exhibit (g)(2)(A) in post-effective amendment No. 691 via EDGAR on July 19, 2021, accession number 0001398344-21-014502).

	(1)(B)	Assignment dated June 11, 2021 between Forum Funds, MUFG Unions Bank, N.A. and U.S. Bank, N.A., to the Custodian Agreement between Registrant and MUFG Union Bank, N.A. dated June 15, 2012 (Exhibit incorporated by reference as filed as Exhibit (g)(2)(B) in post-effective amendment No. 691 via EDGAR on July 19, 2021, accession number 0001398344-21-014502).

	(2)	Custodian Agreement between Registrant and The Bank of New York Mellon (Exhibit incorporated by reference as filed as Exhibit (g)(4) in post-effective amendment No. 643 via EDGAR on July 22, 2019, accession number 0001398344-19-012316).

	(2)(A)	Amended Schedule I to the Custodian Agreement between Registrant and The Bank of New York Mellon (Exhibit incorporated by reference as filed as Exhibit (g)(4)(A) in post-effective amendment No. 643 via EDGAR on July 22, 2019, accession number 0001398344-19-012316).

	(3)	Custodian Agreement between Registrant and Northern Trust, dated June 30, 2021 (Exhibit incorporated by reference as filed as Exhibit (g)(5) in post-effective amendment No. 691 via EDGAR on July 19, 2021, accession number 0001398344-21-014502).

(h)	(1)	Services Agreement between Registrant and Atlantic Fund Administration, LLC (Exhibit incorporated by reference as filed as Exhibit (g)(5) in post-effective amendment No. 469 via EDGAR on December 23, 2014, accession number 0001435109-14-000890).

	(1)(A)	Amended Attachment to the Services Agreement between Registrant and Atlantic Fund Administration, LLC (d/b/a Apex Fund Services) (Exhibit incorporated by reference as filed as

Exhibit (h)(1)(A) in post-effective amendment No. 683 via EDGAR on October 21, 2020, accession number 0001398344-20-020410).

(2)	Shareholder Service Plan of Registrant dated March 18, 1998 and amended February 12, 2009 and Form of Shareholder Service Agreement relating to Polaris Global Value Fund (Exhibit incorporated by reference as filed Exhibit (h)(2) in post-effective amendment No. 247 via Edgar on February 17, 2009, accession number 0001193125-09-031402).

(3)	Shareholder Service Plan of Registrant dated November 24, 2003 and amended February 12, 2009 relating to Lisanti Small Cap Growth Fund (Exhibit incorporated by reference as filed as Exhibit (h)(3) in post-effective amendment No. 247 via Edgar on February 17, 2009, accession number 0001193125-09-031402).

(4)	Expense Limitation Agreement between Registrant and D.F. Dent and Company, Inc. (Exhibit incorporated by reference as filed as Exhibit (h)(4) in post-effective amendment No. 698 via Edgar on October 26, 2021 accession number 0001398344-21-020333).

(5)	Expense Limitation Agreement between Registrant and Auxier Asset Management LLC (Exhibit incorporated by reference as filed as Exhibit (h)(5) in post-effective amendment No. 697 via EDGAR on October 22, 2021, accession number 0001398344-21-020224).

(6)	Expense Limitation Agreement between Registrant and Beck, Mack & Oliver (Exhibit incorporated by reference as filed as Exhibit (h)(7) in post-effective amendment No. 692 via EDGAR on July 20, 2021, accession number 0001398344-21-014605).

(7)	Expense Limitation Agreement between Registrant and Spears Abacus Advisors LLC (Exhibit incorporated by reference as filed as Exhibit (h)(8) in post-effective amendment No. 690 via EDGAR on April 23, 2021 accession number 0001398344-21-008484).

(8)	Expense Limitation Agreement between Registrant and MAI Capital Management, LLC (Exhibit incorporated by reference as filed as Exhibit (h)(13) in post-effective amendment No. 685 via EDGAR on December 21, 2020, accession number 0001398344-20-024855).

(9)	Expense Limitation Agreement between Registrant and Monongahela Capital Management LLC (Exhibit incorporated by reference as filed as Exhibit (h)(15) in post-effective amendment No. 695 via EDGAR on August 24, 2021, accession number 0001398344-21-016726).

(10)	Expense Limitation Agreement between Registrant and Polaris Capital Management, LLC (Exhibit incorporated by reference as filed as Exhibit (h)(19) in post-effective amendment No. 689 via EDGAR on April 21, 2021, accession number 0001398344-21-008370).

(11)	Expense Limitation Agreement between Registrant and Lisanti Capital Growth, LLC (Exhibit incorporated by reference as filed as Exhibit (h)(21) in post-effective amendment No. 688 via EDGAR on April 20, 2021, accession number 0001398344-21-08231)

(12)	Expense Limitation Agreement between Registrant and Absolute Investment Advisers LLC is filed herewith.

(i)	None.

(j)	None.

(k)		None.

	(1)	Consent of Auditor of Mohican VCA Fund, LP (Exhibit incorporated by reference as filed as Exhibit (k)(1) in post-effective amendment No. 588 via EDGAR on August 10, 2017, accession number 0001435109-17-000562).

(l)		Investment Representation letter of Reich & Tang, Inc. as original purchaser of shares of Registrant (Exhibit incorporated by reference as filed as Exhibit (l)(13) in post-effective amendment No. 62 via EDGAR on May 26, 1998, accession number 0001004402-98-000307).

(m)	(1)	Registrant’s Amended and Restated Rule 12b-1 Plan dated December 12, 2012 (Exhibit incorporated by reference as filed as Exhibit (m)(1) in post-effective amendment No. 606 via EDGAR on April 20, 2018, accession number 0001398344-18-005828).

	(1)(A)	Amended Appendix A to the Rule 12b-1 Plan adopted by Registrant (Exhibit incorporated by reference as filed as Exhibit (m)(1)(A) in post-effective amendment No. 687 via EDGAR on February 25, 2021, accession number 0001398344-21-004631).

(n)		Registrant’s Rule 18f-3 Plan dated June 14, 2013, as most recently amended and restated on September 9, 2021 (Exhibit incorporated by reference as filed as Exhibit (n) in post-effective amendment No. 697 via EDGAR on October 22, 2021, accession number 0001398344-21-020224).

(p)	(1)	Code of Ethics adopted by Registrant as amended (Exhibit incorporated by reference as filed as Exhibit (p)(1) in post-effective amendment No. 435 via EDGAR on December 23, 2013, accession number 0001435109-13-000568).

	(2)	Code of Ethics adopted by H.M. Payson & Co. (Exhibit incorporated by reference as filed as Exhibit (p)(2) in post-effective amendment No. 606 via EDGAR on April 20, 2018, accession number 0001398344-18-005828).

	(3)	Code of Ethics adopted by Beck, Mack & Oliver (Exhibit incorporated by reference as filed as Exhibit (p)(3) in post-effective amendment No. 692 via EDGAR on July 20, 2021, accession number 0001398344-21-014605).

	(4)	Code of Ethics adopted by Polaris Capital Management, LLC (Exhibit incorporated by reference as filed as Exhibit (h)(19) in post-effective amendment No. 689 via EDGAR on April 21, 2021, accession number 0001398344-21-008370).

	(5)	Code of Ethics adopted by D.F. Dent and Company, Inc. (Exhibit incorporated by reference as filed as Exhibit (p)(5) in post-effective amendment No. 699 via EDGAR on December 20, 2021, accession number 0001398344-21-024167).

	(6)	Code of Ethics adopted by Lisanti Capital Growth, LLC (Exhibit incorporated by reference as filed as Exhibit (p)(6) in post-effective amendment No. 657 via EDGAR on October 23, 2019 accession number 0001398344-19-018308).

(7)	Code of Ethics adopted by Auxier Asset Management LLC (Exhibit incorporated by reference as filed as Exhibit (p)(7) in post-effective amendment No. 632 via EDGAR on December 19, 2018, accession number 0001398344-18-018174).

(8)	Code of Ethics adopted by Absolute Investment Advisers LLC (Exhibit incorporated by reference as filed as Exhibit (p)(8) in post-effective amendment No. 615 via EDGAR on July 24, 2018, accession number 0001398344-18-010441).

(9)	Code of Ethics adopted by St. James Investment Company, LLC (Exhibit incorporated by reference as filed as Exhibit (p)(9) in post-effective amendment No. 697 via EDGAR on October 22, 2021, accession number 0001398344-21-020224).

(10)	Code of Ethics adopted by Merk Investments LLC (Exhibit incorporated by reference as filed as Exhibit (p)(15) in post-effective amendment No. 685 via EDGAR on December 21, 2020, accession number 0001398344-20-024855).

(11)	Code of Ethics adopted by Foreside Fund Services (Exhibit incorporated by reference as filed as Exhibit (p)(17) in post-effective amendment No. 606 via EDGAR on April 20, 2018, accession number 0001398344-18-005828).

(12)	Code of Ethics adopted by Kovitz Investment Group Partners, LLC (Exhibit incorporated by reference as filed as Exhibit (p)(19) in post-effective amendment No. 694 via EDGAR on July 28, 2021, accession number 0001398344-21-014989).

(13)	Code of Ethics adopted by Spears Abacus Advisors LLC (Exhibit incorporated by reference as filed as Exhibit (p)(13) in post-effective amendment No. 699 via EDGAR on December 20, 2021, accession number 0001398344-21-024167).

(14)	Code of Ethics adopted by MAI Capital Management, LLC (Exhibit incorporated by reference as filed as Exhibit (p)(14) in post-effective amendment No. 699 via EDGAR on December 20, 2021, accession number 0001398344-21-024167).

(15)	Code of Ethics adopted by Monongahela Capital Management (Exhibit incorporated by reference as filed as Exhibit (p)(33) in post-effective amendment No. 410 via EDGAR on May 15, 2013, accession number 0001435109-13-000231).

Other Exhibits:

(A)	Powers of Attorney for Jennifer Brown-Strabley, Mark D. Moyer, and David Tucker, Trustees of Registrant (Exhibit incorporated by reference as filed as Exhibit (A) in post-effective amendment No. 640 via EDGAR on July 17, 2019, accession number 0001398344-19-012051).

ITEM 29.	PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH REGISTRANT

None.

ITEM 30.	INDEMNIFICATION

In accordance with Section 3803 of the Delaware Business Trust Act, Section 10.02 of Registrant’s Trust Instrument provides as follows:

“10.02. INDEMNIFICATION

(a) Subject to the exceptions and limitations contained in Section (b) below:

(i) Every Person who is, or has been, a Trustee or officer of the Trust (hereinafter referred to as a “Covered Person”) shall be indemnified by the Trust to the fullest extent permitted by law against liability and against all expenses reasonably incurred or paid by him in connection with any claim, action, suit or proceeding in which he becomes involved as a party or otherwise by virtue of being or having been a Trustee or officer and against amounts paid or incurred by him in the settlement thereof);

(ii) The words “claim,” “action,” “suit,” or “proceeding” shall apply to all claims, actions, suits or proceedings (civil, criminal or other, including appeals), actual or threatened while in office or thereafter, and the words “liability” and “expenses” shall include, without limitation, attorneys’ fees, costs, judgments, amounts paid in settlement, fines, penalties and other liabilities.

(b) No indemnification shall be provided hereunder to a Covered Person:

(i) Who shall have been adjudicated by a court or body before which the proceeding was brought (A) to be liable to the Trust or its Holders by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of the Covered Person’s office or (B) not to have acted in good faith in the reasonable belief that Covered Person’s action was in the best interest of the Trust; or

(ii) In the event of a settlement, unless there has been a determination that such Trustee or officer did not engage in willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of the Trustee’s or officer’s office,

(A) By the court or other body approving the settlement;

(B) By at least a majority of those Trustees who are neither Interested Persons of the Trust nor are parties to the matter based upon a review of readily available facts (as opposed to a full trial-type inquiry);

(C) By written opinion of independent legal counsel based upon a review of readily available facts (as opposed to a full trial-type inquiry); provided, however, that any Holder may, by appropriate legal proceedings, challenge any such determination by the Trustees or by independent counsel.

(c) The rights of indemnification herein provided may be insured against by policies maintained by the Trust, shall be severable, shall not be exclusive of or affect any other rights to which any Covered Person may now or hereafter be entitled, shall continue as to a person who has ceased to be a Covered Person and shall inure to the benefit of the heirs, executors and administrators of such a person. Nothing contained herein shall affect any rights to indemnification to which Trust personnel, other than Covered Persons, and other persons may be entitled by contract or otherwise under law.

(d) Expenses in connection with the preparation and presentation of a defense to any claim, action, suit or proceeding of the character described in paragraph (a) of this Section 5.2 may be paid by the Trust or Series from time to time prior to final disposition thereof upon receipt of an undertaking by or on behalf of such Covered Person that such amount will be paid over by him to the Trust or Series if it is ultimately determined that he is not entitled to indemnification under this Section 5.2; provided, however, that either (a) such

Covered Person shall have provided appropriate security for such undertaking, (b) the Trust is insured against losses arising out of any such advance payments or (c) either a majority of the Trustees who are neither Interested Persons of the Trust nor parties to the matter, or independent legal counsel in a written opinion, shall have determined, based upon a review of readily available facts (as opposed to a trial-type inquiry or full investigation), that there is reason to believe that such Covered Person will be found entitled to indemnification under this Section 5.2.

(e) Conditional advancing of indemnification monies under this Section 5.2 for actions based upon the 1940 Act may be made only on the following conditions: (i) the advances must be limited to amounts used, or to be used, for the preparation or presentation of a defense to the action, including costs connected with the preparation of a settlement; (ii) advances may be made only upon receipt of a written promise by, or on behalf of, the recipient to repay that amount of the advance which exceeds that amount which it is ultimately determined that he is entitled to receive from the Trust by reason of indemnification; and (iii) (a) such promise must be secured by a surety bond, other suitable insurance or an equivalent form of security which assures that any repayments may be obtained by the Trust without delay or litigation, which bond, insurance or other form of security must be provided by the recipient of the advance, or (b) a majority of a quorum of the Trust’s disinterested, non-party Trustees, or an independent legal counsel in a written opinion, shall determine, based upon a review of readily available facts, that the recipient of the advance ultimately will be found entitled to indemnification.

(f) In case any Holder or former Holder of any Series shall be held to be personally liable solely by reason of the Holder or former Holder being or having been a Holder of that Series and not because of the Holder or former Holder acts or omissions or for some other reason, the Holder or former Holder (or the Holder or former Holder’s heirs, executors, administrators or other legal representatives, or, in the case of a corporation or other entity, its corporate or other general successor) shall be entitled out of the assets belonging to the applicable Series to be held harmless from and indemnified against all loss and expense arising from such liability. The Trust, on behalf of the affected Series, shall, upon request by the Holder, assume the defense of any claim made against the Holder for any act or obligation of the Series and satisfy any judgment thereon from the assets of the Series.”

With respect to indemnification of an adviser to the Trust, the Investment Advisory Agreement between the Trust and Monongahela Capital Management, Inc. includes language similar to the following:

(a) The Trust shall expect of the Adviser, and the Adviser will give the Trust the benefit of, the Adviser’s best judgment and efforts in rendering its services to the Trust. The Adviser shall not be liable hereunder for any mistake of judgment or mistake of law or for any loss arising out of any investment or for any act or omission taken or in any event whatsoever with respect to the Trust, the Fund or any of the Fund’s shareholders in the absence of bad faith, willful misfeasance or negligence in the performance of the Adviser’s duties or obligations under this Agreement or by reason of the Adviser’s reckless disregard of its duties and obligations under this Agreement.

(b) Adviser shall not be liable for the errors of other service providers to the Trust, including the errors of pricing services, administrator, fund accountant, custodian or transfer agent to the Trust, unless such errors arise from the Adviser’s providing false or misleading information to other service providers. The Adviser shall not be liable to the Trust for any action taken or failure to act in good faith reliance upon:

(i) information, instructions or requests, whether oral or written, with respect to the Fund made to the Adviser by a duly authorized officer of the Trust; (ii) the advice of counsel to the Trust; and (iii) any written instruction or certified copy of any resolution of the Board or any agent of the Board.

(c) The Adviser agrees to indemnify and hold harmless the Trust, each Fund and their respective employees, agents, trustees and officers against and from any and all claims, demands, actions, suits, judgments, liabilities, losses, damages, costs, charges, reasonable counsel fees and other expenses of every nature and character arising out of or in any way related to (i) any breach of the Adviser’s obligations under this Agreement, (ii) any acts or failures to act of Adviser for which the Adviser would be liable under

Section 5(a), (iii) any breach of a representation or warranty of the Adviser set forth in this Agreement and (iv) claims or demands by any employee, agent, trustee, member or manager of the Adviser in their capacity as such. The Trust is hereby authorized to deduct any amounts payable in respect of the Adviser’s indemnification obligations hereunder from any fees payable to the Adviser pursuant to Section 4(a).

(d) The Adviser shall not be responsible or liable for any failure or delay in performance of its obligations under this Agreement arising out of or caused, directly or indirectly, by circumstances beyond its reasonable control including, but not limited to, acts of civil or military authority, national emergencies, labor difficulties (other than those related to the Adviser’s employees), fire, mechanical breakdowns, flood or catastrophe, acts of God, insurrection, war, riots or failure of the mails, transportation, communication or power supply.

With respect to indemnification of an adviser to the Trust, the Investment Advisory Agreement between the Trust and Lisanti Capital Growth, LLC, Beck, Mack & Oliver LLC, DF Dent & Company, Inc., Merk Investments LLC, Polaris Capital Management, LLC and Spears Abacus Advisers LLC includes language similar to the following:

(a) The Trust shall expect of the Adviser, and the Adviser will give the Trust the benefit of, the Adviser’s best judgment and efforts in rendering its services to the Trust. The Adviser shall not be liable hereunder for mistake of judgment or mistake of law or in any event whatsoever, except for lack of good faith, provided that nothing herein shall be deemed to protect, or purport to protect, the Adviser against any liability to the Trust or to the Trust’s security holders to which the Adviser would otherwise be subject by reason of willful misfeasance, bad faith or gross negligence in the performance of the Adviser’s duties hereunder, or by reason of the Adviser’s reckless disregard of its obligations and duties hereunder.

(b) The Adviser shall not be responsible or liable for any failure or delay in performance of its obligations under this Agreement arising out of or caused, directly or indirectly, by circumstances beyond its reasonable control including, without limitation, acts of civil or military authority, national emergencies, labor difficulties (other than those related to the Adviser’s employees), fire, mechanical breakdowns, flood or catastrophe, acts of God, insurrection, war, riots or failure of the mails, transportation, communication or power supply.

With respect to indemnification of an adviser to the Trust, the Investment Advisory Agreement between the Trust and Absolute Investment Advisers LLC and MAI Capital Management, LLC includes language similar to the following:

(a) The Trust shall expect of the Adviser, and the Adviser will give the Trust the benefit of, the Adviser’s best judgment and efforts in rendering its services to the Trust. The Adviser shall not be liable hereunder for any mistake of judgment or mistake of law for any loss arising out of any investment or for any act or omission taken or in any event whatsoever with respect to the Trust, the Fund or any of the Fund’s shareholders in the absence of bad faith, willful misfeasance or gross negligence in the performance of the Adviser’s duties or obligations and under this Agreement.

(b) Adviser shall not be liable for the errors of other service providers to the Trust, including the errors of pricing, services, administrator, fund accountant, custodian or transfer agent to the Trust. The Adviser shall not be liable to the Trust for any action take or failure to act in good faith reliance upon: (i) information, instructions or requests, whether oral or written, with respect to the Fund made to the Adviser by a duly authorized officer of the Trust; (ii) the advice of counsel to the Trust; and (iii) any written instruction or certified copy of any resolution of the Board or any agent of the Board.

(c) The Adviser shall not be responsible or liable for any failure or delay in performance of its obligations under this Agreement arising out of or caused, directly or indirectly, by circumstances beyond its reasonable control including, without limitation, acts of civil or military authority, national emergencies, labor difficulties (other than those related to the Adviser’s employees), fire, mechanical breakdowns, flood or catastrophe, acts of God, insurrection, war, riots or failure of the mails, transportation, communication or power supply.

With respect to indemnification of an adviser to the Trust, the Investment Advisory Agreement between the Trust and Auxier Asset Management, LLC and H.M. Payson & Co. includes language similar to the following:

The Adviser may rely on information reasonably believed by the Adviser to be accurate and reliable. Except as may otherwise be required by the 1940 Act or the rules thereunder, neither the Adviser nor its shareholders, members, officers, directors, employees, agents, control persons or affiliates of any thereof shall be subject to any liability for, or any damages, expenses or losses incurred by the Trust in connection with, any error of judgment, mistake of law, any act or omission connected with or arising out of any services rendered under, or payments made pursuant to, this Agreement or any other matter to which this Agreement relates, except by reason of willful misfeasance, bad faith or gross negligence on the part of any such persons in the performance of the Adviser’s duties under this Agreement, or by reason of reckless disregard by any of such persons of the Adviser’s obligations and duties under this Agreement.

With respect to indemnification of the underwriter of the Trust, Section 8 of the Distribution Agreement provides:

(a) The Trust will indemnify, defend and hold the Distributor, its employees, agents, directors and officers and any person who controls the Distributor within the meaning of section 15 of the Securities Act or section 20 of the 1934 Act (“Distributor Indemnitees”) free and harmless from and against any and all claims, demands, actions, suits, judgments, liabilities, losses, damages, costs, charges, reasonable counsel fees and other expenses of every nature and character (including the cost of investigating or defending such claims, demands, actions, suits or liabilities and any reasonable counsel fees incurred in connection therewith) which any Distributor Indemnitee may incur, under the Securities Act, or under common law or otherwise, arising out of or based upon (i) the bad faith, willful misfeasance or gross negligence of the Trust in connection with the subject matter of this Agreement; (ii) any material breach by the Trust of its representations an warranties under this Agreement; (iii) any alleged untrue statement of a material fact contained in the Registration Statement or the Prospectuses or arising out of or based upon any alleged omission to state a material fact required to be stated in any one thereof or necessary to make the statements in any one thereof not misleading, unless such statement or omission was made in reliance upon, and in conformity with, information furnished in writing to the Trust in connection with the preparation of the Registration Statement or exhibits to the Registration Statement by or on behalf of the Distributor (“Distributor Claims”).

After receipt of the Distributor’s notice of termination under Section 13(e), the Trust shall indemnify and hold each Distributor Indemnitee free and harmless from and against any Distributor Claim; provided, that the term Distributor Claim for purposes of this sentence shall mean any Distributor Claim related to the matters for which the Distributor has requested amendment to the Registration Statement and for which the Trust has not filed a Required Amendment, regardless of with respect to such matters whether any statement in or omission from the Registration Statement was made in reliance upon, or in conformity with, information furnished to the Trust by or on behalf of the Distributor.

(b) The Trust may assume the defense of any suit brought to enforce any Distributor Claim and may retain counsel of good standing chosen by the Trust and approved by the Distributor, which approval shall not be withheld unreasonably. The Trust shall advise the Distributor that it will assume the defense of the suit and retain counsel within ten (10) days of receipt of the notice of the claim. If the Trust assumes the defense of any such suit and retains counsel, the defendants shall bear the fees and expenses of any additional counsel that they retain. If the Trust does not assume the defense of any such suit, or if Distributor does not approve of counsel chosen by the Trust or has been advised that it may have available defenses or claims that are not available to or conflict with those available to the Trust, the Trust will reimburse any Distributor Indemnitee named as defendant in such suit for the reasonable fees and expenses of any counsel that person retains. A Distributor Indemnitee shall not settle or confess any claim without the prior written consent of the Trust, which consent shall not be unreasonably withheld or delayed.

(c) The Distributor will indemnify, defend and hold the Trust and its several officers and trustees (collectively, the “Trust Indemnitees”), free and harmless from and against any and all claims, demands, actions, suits, judgments, liabilities, losses, damages, costs, charges, reasonable counsel fees and other expenses of every nature and character (including the cost of investigating or defending such claims, demands, actions, suits or liabilities and any reasonable counsel fees incurred in connection therewith), but only to the extent that such claims, demands, actions, suits, judgments, liabilities, losses, damages, costs, charges, reasonable counsel fees and other expenses result from, arise out of or are based upon:

(i) any alleged untrue statement of a material fact contained in the Registration Statement or Prospectus or any alleged omission of a material fact required to be stated or necessary to make the statements therein not misleading, if such statement or omission was made in reliance upon, and in conformity with, information furnished to the Trust in writing in connection with the preparation of the Registration Statement or Prospectus by or on behalf of the Distributor; or

(ii) any act of, or omission by, the Distributor or its sales representatives that does not conform to the standard of care set forth in Section 7 of this Agreement (“Trust Claims”).

(d) The Distributor may assume the defense of any suit brought to enforce any Trust Claim and may retain counsel of good standing chosen by the Distributor and approved by the Trust, which approval shall not be withheld unreasonably. The Distributor shall advise the Trust that it will assume the defense of the suit and retain counsel within ten (10) days of receipt of the notice of the claim. If the Distributor assumes the defense of any such suit and retains counsel, the defendants shall bear the fees and expenses of any additional counsel that they retain. If the Distributor does not assume the defense of any such suit, or if the Trust does not approve of counsel chosen by the Distributor or has been advised that it may have available defenses or claims that are not available to or conflict with those available to the Distributor, the Distributor will reimburse any Trust Indemnitee named as defendant in such suit for the reasonable fees and expenses of any counsel that person retains. A Trust Indemnitee shall not settle or confess any claim without the prior written consent of the Distributor, which consent shall not be unreasonably withheld or delayed.

(e) The Trust’s and the Distributor’s obligations to provide indemnification under this Section is conditioned upon the Trust or the Distributor receiving notice of any action brought against a Distributor Indemnitee or Trust Indemnitee, respectively, by the person against whom such action is brought within twenty (20) days after the summons or other first legal process is served. Such notice shall refer to the person or persons against whom the action is brought. The failure to provide such notice shall not relieve the party entitled to such notice of any liability that it may have to any Distributor Indemnitee or Trust Indemnitee except to the extent that the ability of the party entitled to such notice to defend such action has been materially adversely affected by the failure to provide notice.

(f) The provisions of this Section and the parties’ representations and warranties in this Agreement shall remain operative and in full force and effect regardless of any investigation made by or on behalf of any Distributor Indemnitee or Trust Indemnitee and shall survive the sale and redemption of any Shares made pursuant to subscriptions obtained by the Distributor. The indemnification provisions of this Section will inure exclusively to the benefit of each person that may be a Distributor Indemnitee or Trust Indemnitee at any time and their respective successors and assigns (it being intended that such persons be deemed to be third party beneficiaries under this Agreement).

(g) Each party agrees promptly to notify the other party of the commencement of any litigation or proceeding of which it becomes aware arising out of or in any way connected with the issuance or sale of Shares.

(h) Nothing contained herein shall require the Trust to take any action contrary to any provision of its Organic Documents or any applicable statute or regulation or shall require the Distributor to take any action contrary to any provision of its Articles of Incorporation or Bylaws or any applicable statute or regulation; provided, however, that neither the Trust nor the Distributor may amend their Organic Documents or Articles of Incorporation and Bylaws, respectively, in any manner that would result in a violation of a representation or warranty made in this Agreement.

(i) Nothing contained in this section shall be construed to protect the Distributor against any liability to the Trust or its security holders to which the Distributor would otherwise be subject by reason of its failure to satisfy the standard of care set forth in Section 7 of this Agreement.”

Insofar as indemnification for liability arising under the Securities Act of 1933, as amended, may be permitted to trustees, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a trustee, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 31.	BUSINESS AND OTHER CONNECTIONS OF INVESTMENT ADVISER

(a)	Lisanti Capital Growth, LLC

With respect to Lisanti Capital Growth, LLC, the response to this Item will be incorporated by reference to the Advisor’s Uniform Application for Investment Adviser Registration (Form ADV) on file with the SEC (File No. 801-62639). The Advisor’s Form ADV may be obtained, free of charge, at the SEC’s website at www.adviserinfo.sec.gov.

(b)	Auxier Asset Management LLC

With respect to Auxier Asset Management LLC, the response to this Item will be incorporated by reference to the Advisor’s Uniform Application for Investment Adviser Registration (Form ADV) on file with the SEC (File No. 801-55757). The Advisor’s Form ADV may be obtained, free of charge, at the SEC’s website at www.adviserinfo.sec.gov.

(c)	Beck, Mack & Oliver LLC

With respect to Beck, Mack & Oliver LLC, the response to this Item will be incorporated by reference to the Advisor’s Uniform Application for Investment Adviser Registration (Form ADV) on file with the SEC (File No. 801-482). The Advisor’s Form ADV may be obtained, free of charge, at the SEC’s website at www.adviserinfo.sec.gov.

(d)	D.F. Dent and Company, Inc.

With respect to D.F. Dent and Company, Inc., the response to this Item will be incorporated by reference to the Advisor’s Uniform Application for Investment Adviser Registration (Form ADV) on file with the SEC (File No. 801-11364). The Advisor’s Form ADV may be obtained, free of charge, at the SEC’s website at www.adviserinfo.sec.gov.

(e)	H.M. Payson & Co.

With respect to H.M. Payson & Co., the response to this Item will be incorporated by reference to the Advisor’s Uniform Application for Investment Adviser Registration (Form ADV) on file with the SEC (File No. 801-3901). The Advisor’s Form ADV may be obtained, free of charge, at the SEC’s website at www.adviserinfo.sec.gov.

(f)	MAI Capital Management, LLC

With respect to MAI Capital Management, LLC (f/k/a MAI Wealth Advisors, LLC), the response to this Item will be incorporated by reference to the Advisor’s Uniform Application for Investment Adviser Registration (Form ADV) on file with the SEC (File No. 801-58104). The Advisor’s Form ADV may be obtained, free of charge, at the SEC’s website at www.adviserinfo.sec.gov.

(g)	Merk Investments LLC

With respect to Merk Investments LLC, the response to this Item will be incorporated by reference to the Advisor’s Uniform Application for Investment Adviser Registration (Form ADV) on file with the SEC (File No. 801-60616). The Advisor’s Form ADV may be obtained, free of charge, at the SEC’s website at www.adviserinfo.sec.gov.

(h)	Polaris Capital Management, LLC

With respect to Polaris Capital Management, LLC, the response to this Item will be incorporated by reference to the Advisor’s Uniform Application for Investment Adviser Registration (Form ADV) on file with the SEC (File No. 801-43216). The Advisor’s Form ADV may be obtained, free of charge, at the SEC’s website at www.adviserinfo.sec.gov.

(i)	Rodgers Brothers, Inc. d/b/a/ Monongahela Capital Management

With respect to Monongahela Capital Management, the response to this Item will be incorporated by reference to the Advisor’s Uniform Application for Investment Adviser Registration (Form ADV) on file with the SEC (File No. 801-61034). The Advisor’s Form ADV may be obtained, free of charge, at the SEC’s website at www.adviserinfo.sec.gov.

(j)	Spears Abacus Advisors LLC

With respect to Spears Abacus Advisors LLC, the response to this Item will be incorporated by reference to the Advisor’s Uniform Application for Investment Adviser Registration (Form ADV) on file with the SEC (File No. 801-67401). The Advisor’s Form ADV may be obtained, free of charge, at the SEC’s website at www.adviserinfo.sec.gov.

(k)	Absolute Investment Advisers LLC

With respect to Absolute Investment Advisers LLC, the response to this Item will be incorporated by reference to the Advisor’s Uniform Application for Investment Adviser Registration (Form ADV) on file with the SEC (File No. 801-63488). The Advisor’s Form ADV may be obtained, free of charge, at the SEC’s website at www.adviserinfo.sec.gov.

(l)	Kovitz Investment Group Partners, LLC

With respect to Kovitz Investment Group, LLC, the response to this Item will be incorporated by reference to the Advisor’s Uniform Application for Investment Adviser Registration (Form ADV) on file with the SEC (File No. 801-62239). The Advisor’s Form ADV may be obtained, free of charge, at the SEC’s website at www.adviserinfo.sec.gov.

(m)	St. James Investment Company, LLC

With respect to St. James Investment Company, LLC, the response to this Item will be incorporated by reference to the Advisor’s Uniform Application for Investment Adviser Registration (Form ADV) on file with the SEC (File No. 801-61779). The Advisor’s Form ADV may be obtained, free of charge, at the SEC’s website at www.adviserinfo.sec.gov.

ITEM 32(a)	Foreside Fund Services, LLC (the “Distributor”) serves as principal underwriter for the following investment companies registered under the Investment Company Act of 1940, as amended:

1.	ABS Long/Short Strategies Fund	114.	Overlay Shares Short Term Bond ETF, Series of Listed Funds Trust
2.	Absolute Shares Trust	115.	Overlay Shares Small Cap Equity ETF, Series of Listed Funds Trust
3.	Adaptive Core ETF, Series of Collaborative Investment Series Trust	116.	Palmer Square Opportunistic Income Fund
4.	AdvisorShares Trust	117.	Partners Group Private Income Opportunities, LLC
5.	AFA Multi-Manager Credit Fund	118.	PENN Capital Funds Trust
6.	AGF Investments Trust	119.	Performance Trust Mutual Funds, Series of Trust for Professional Managers
7.	AIM ETF Products Trust	120.	Perkins Discovery Fund, Series of World Funds Trust
8.	Alexis Practical Tactical ETF, Series of Listed Funds Trust	121.	Philotimo Focused Growth and Income Fund, Series of World Funds Trust
9.	Alpha Intelligent – Large Cap Growth ETF, Series of Listed Funds Trust	122.	Plan Investment Fund, Inc.
10.	Alpha Intelligent – Large Cap Value ETF, Series of Listed Funds Trust	123.	PMC Funds, Series of Trust for Professional Managers

11.	AlphaCentric Prime Meridian Income Fund	124.	Point Bridge GOP Stock Tracker ETF, Series of ETF Series Solutions
12.	American Century ETF Trust	125.	Putnam ETF Trust
13.	American Customer Satisfaction ETF, Series of ETF Series Solutions	126.	Quaker Investment Trust
14.	Amplify ETF Trust	127.	Rareview Dynamic Fixed Income ETF, Series of Collaborative Investment Series Trust
15.	Applied Finance Core Fund, Series of World Funds Trust	128.	Rareview Inflation/Deflation ETF, Series of Collaborative Investment Series Trust
16.	Applied Finance Explorer Fund, Series of World Funds Trust	129.	Rareview Systematic Equity ETF, Series of Collaborative Investment Series Trust
17.	Applied Finance Select Fund, Series of World Funds Trust	130.	Rareview Tax Advantaged Income ETF, Series of Collaborative Investment Series Trust
18.	ARK ETF Trust	131.	REMS Real Estate Value-Opportunity Fund, Series of World Funds Trust
19.	ASYMmetric ETFs Trust	132.	Renaissance Capital Greenwich Funds
20.	Bluestone Community Development Fund	133.	Revere Sector Opportunity ETF, Series of Collaborative Investment Series Trust
21.	BondBloxx ETF Trust	134.	Reverse Cap Weighted U.S. Large Cap ETF, Series of ETF Series Solutions
22.	Braddock Multi-Strategy Income Fund, Series of Investment Managers Series Trust	135.	RiverNorth Volition America Patriot ETF, Series of Listed Funds Trust
23.	Bridgeway Funds, Inc.	136.	RMB Investors Trust
24.	Brinker Capital Destinations Trust	137.	Robinson Opportunistic Income Fund, Series of Investment Managers Series Trust
25.	Brookfield Real Assets Income Fund Inc.	138.	Robinson Tax Advantaged Income Fund, Series of Investment Managers Series Trust
26.	Build Funds Trust	139.	Roundhill Ball Metaverse ETF, Series of Listed Funds Trust
27.	Calamos Convertible and High Income Fund	140.	Roundhill BITKRAFT Esports & Digital Entertainment ETF, Series of Listed Funds Trust
28.	Calamos Convertible Opportunities and Income Fund	141.	Roundhill IO Digital Infrastructure ETF, Series of Listed Funds Trust
29.	Calamos Dynamic Convertible and Income Fund	142.	Roundhill MEME ETF, Series of Listed Funds Trust
30.	Calamos Global Dynamic Income Fund	143.	Roundhill MVP ETF, Series of Listed Funds Trust
31.	Calamos Global Total Return Fund	144.	Roundhill Sports Betting & iGaming ETF, Series of Listed Funds Trust
32.	Calamos Strategic Total Return Fund	145.	Roundhill Streaming Services & Technology ETF, Series of Listed Funds Trust
33.	Carlyle Tactical Private Credit Fund	146.	Rule One Fund, Series of World Funds Trust
34.	Cboe Vest Bitcoin Managed Volatility Fund, Series of World Funds Trust	147.	Salient MF Trust
35.	CBOE Vest S&P 500® Buffer Strategy Fund, Series of World Funds Trust	148.	Securian AM Balanced Stabilization Fund, Series of Investment Managers Series Trust

36.	Cboe Vest S&P 500® Dividend Aristocrats Target Income Fund, Series of World Funds Trust	149.	Securian AM Equity Stabilization Fund, Series of Investment Managers Series Trust
37.	Cboe Vest S&P 500® Enhanced Growth Strategy Fund, Series of World Funds Trust	150.	Securian AM Real Asset Income Fund, Series of Investment Managers Series Trust
38.	Center Coast Brookfield MLP & Energy Infrastructure Fund	151.	SHP ETF Trust
39.	Changebridge Capital Long/Short ETF, Series of Listed Funds Trust	152.	SIM Global Managed Accumulation Fund, Series of World Funds Trust
40.	Changebridge Capital Sustainable Equity ETF, Series of Listed Funds Trust	153.	SIM Income Fund, Series of World Funds Trust
41.	Clifford Capital Focused Small Cap Value Fund, Series of World Funds Trust	154.	SIM U.S. Managed Accumulation Fund, Series of World Funds Trust
42.	Clifford Capital Partners Fund, Series of World Funds Trust	155.	Six Circles Trust
43.	Cliffwater Corporate Lending Fund	156.	Sound Shore Fund, Inc.
44.	Cliffwater Enhanced Lending Fund	157.	Spear Alpha ETF, Series of Listed Funds Trust
45.	Cohen & Steers Infrastructure Fund, Inc.	158.	Strategy Shares
46.	Convergence Long/Short Equity ETF, Series of Trust for Professional Managers	159.	Swan Hedged Equity US Large Cap ETF, Series of Listed Funds Trust
47.	CornerCap Group of Funds	160.	Syntax ETF Trust
48.	CrossingBridge Pre-Merger SPAC ETF, Series of Trust for Professional Managers	161.	The B.A.D. ETF, Series of Listed Funds Trust
49.	Curasset Capital Management Core Bond Fund, Series of World Funds Trust	162.	The Chartwell Funds
50.	Curasset Capital Management Limited Term Income Fund, Series of World Funds Trust	163.	The Community Development Fund
51.	Davis Fundamental ETF Trust	164.	The De-SPAC ETF, Series of Collaborative Investment Series Trust
52.	Defiance Digital Revolution ETF, Series of ETF Series Solutions	165.	The Finite Solar Finance Fund
53.	Defiance Hotel, Airline, and Cruise ETF, Series of ETF Series Solutions	166.	The NextGen Trend and Defend ETF, Series of Collaborative Investment Series Trust
54.	Defiance Nasdaq Junior Biotechnology ETF, Series of ETF Series Solutions	167.	The Private Shares Fund (f/k/a SharesPost 100 Fund)
55.	Defiance Next Gen Altered Experience ETF, Series of ETF Series Solutions	168.	The Short De-SPAC ETF, Series of Collaborative Investment Series Trust
56.	Defiance Next Gen Big Data ETF, Series of ETF Series Solutions	169.	The SPAC and New Issue ETF, Series of Collaborative Investment Series Trust
57.	Defiance Next Gen Connectivity ETF, Series of ETF Series Solutions	170.	Third Avenue Trust
58.	Defiance Next Gen H2 ETF, Series of ETF Series Solutions	171.	Third Avenue Variable Series Trust
59.	Defiance Next Gen SPAC Derived ETF, Series of ETF Series Solutions	172.	Tidal ETF Trust

60.	Defiance Quantum ETF, Series of ETF Series Solutions	173.	TIFF Investment Program
61.	Direxion Shares ETF Trust	174.	Timothy Plan High Dividend Stock Enhanced ETF, Series of The Timothy Plan
62.	DoubleLine Opportunistic Credit Fund	175.	Timothy Plan High Dividend Stock ETF, Series of The Timothy Plan
63.	DoubleLine Yield Opportunities Fund	176.	Timothy Plan International ETF, Series of The Timothy Plan
64.	Eaton Vance NextShares Trust	177.	Timothy Plan US Large/Mid Cap Core ETF, Series of The Timothy Plan
65.	Eaton Vance NextShares Trust II	178.	Timothy Plan US Large/Mid Core Enhanced ETF, Series of The Timothy Plan
66.	EIP Investment Trust	179.	Timothy Plan US Small Cap Core ETF, Series of The Timothy Plan
67.	Ellington Income Opportunities Fund	180.	Transamerica ETF Trust
68.	Esoterica Thematic ETF Trust	181.	TrueShares ESG Active Opportunities ETF, Series of Listed Funds Trust
69.	ETF Opportunities Trust	182.	TrueShares Low Volatility Equity Income ETF, Series of Listed Funds Trust
70.	Evanston Alternative Opportunities Fund	183.	TrueShares Structured Outcome (April) ETF, Series of Listed Funds Trust
71.	Exchange Listed Funds Trust	184.	TrueShares Structured Outcome (August) ETF, Series of Listed Funds Trust
72.	Fiera Capital Series Trust	185.	TrueShares Structured Outcome (December) ETF, Series of Listed Funds Trust
73.	FlexShares Trust	186.	TrueShares Structured Outcome (February) ETF, Series of Listed Funds Trust
74.	FOMO ETF, Series of Collaborative Investment Series Trust	187.	TrueShares Structured Outcome (January) ETF, Series of Listed Funds Trust
75.	Forum Funds	188.	TrueShares Structured Outcome (July) ETF, Series of Listed Funds Trust
76.	Forum Funds II	189.	TrueShares Structured Outcome (June) ETF, Series of Listed Funds Trust
77.	Friess Brandywine Blue Fund, Series of Managed Portfolio Series	190.	TrueShares Structured Outcome (March) ETF, Series of Listed Funds Trust
78.	Friess Brandywine Fund, Series of Managed Portfolio Series	191.	TrueShares Structured Outcome (May) ETF, Listed Funds Trust
79.	Friess Small Cap Growth Fund, Series of Managed Portfolio Series	192.	TrueShares Structured Outcome (November) ETF, Series of Listed Funds Trust
80.	Goose Hollow Tactical Allocation ETF, Series of Collaborative Investment Series Trust	193.	TrueShares Structured Outcome (October) ETF, Series of Listed Funds Trust
81.	Grayscale Future of Finance ETF, Series of ETF Series Solutions	194.	TrueShares Structured Outcome (September) ETF, Series of Listed Funds Trust
82.	Grizzle Growth ETF, Series of Listed Funds Trust	195.	TrueShares Technology, AI & Deep Learning ETF, Series of Listed Funds Trust
83.	Guinness Atkinson Funds	196.	Tuttle Capital Short Innovation ETF, Series of Collaborative Investment Series Trust

84.	Harbor ETF Trust	197.	U.S. Global Investors Funds
85.	Horizon Kinetics Inflation Beneficiaries ETF, Series of Listed Funds Trust	198.	Union Street Partners Value Fund, Series of World Funds Trust
86.	Infusive US Trust	199.	Variant Alternative Income Fund
87.	Innovator ETFs Trust	200.	VictoryShares Developed Enhanced Volatility Wtd ETF, Series of Victory Portfolios II
88.	Ironwood Institutional Multi-Strategy Fund LLC	201.	VictoryShares Dividend Accelerator ETF, Series of Victory Portfolios II
89.	Ironwood Multi-Strategy Fund LLC	202.	VictoryShares Emerging Market High Div Volatility Wtd ETF, Series of Victory Portfolios II
90.	John Hancock Exchange-Traded Fund Trust	203.	VictoryShares International High Div Volatility Wtd ETF, Series of Victory Portfolios II
91.	Kelly Strategic ETF Trust	204.	VictoryShares International Volatility Wtd ETF, Series of Victory Portfolios II
92.	LifeGoal Children Investment ETF, Series of Northern Lights Fund Trust II	205.	VictoryShares NASDAQ Next 50 ETF, Series of Victory Portfolios II
93.	LifeGoal Conservative Wealth Builder ETF, Series of Northern Lights Fund Trust II	206..	VictoryShares Protect America ETF, Series of Victory Portfolios II
94.	LifeGoal Home Down Payment ETF, Series of Northern Lights Fund Trust II	207.	VictoryShares Top Veteran Employers ETF, Series of Victory Portfolios II
95.	LifeGoal Vacation Investment ETF, Series of Northern Lights Fund Trust II	208.	VictoryShares US 500 Enhanced Volatility Wtd ETF, Series of Victory Portfolios II
96.	LifeGoal Wealth Builder ETF, Series of Northern Lights Fund Trust II	209.	VictoryShares US 500 Volatility Wtd ETF, Series of Victory Portfolios II
97.	Mairs & Power Funds Trust	210.	VictoryShares US Discovery Enhanced Volatility Wtd ETF, Series of Victory Portfolios II
98.	Mairs & Power Minnesota Municipal Bond ETF, Series of Trust for Professional Managers	211.	VictoryShares US EQ Income Enhanced Volatility Wtd ETF, Series of Victory Portfolios II
99.	Manor Investment Funds	212.	VictoryShares US Large Cap High Div Volatility Wtd ETF, Series of Victory Portfolios II
100.	Milliman Variable Insurance Trust	213.	VictoryShares US Multi-Factor Minimum Volatility ETF, Series of Victory Portfolios II
101.	Mindful Conservative ETF, Series of Collaborative Investment Series Trust	214.	VictoryShares US Small Cap High Div Volatility Wtd ETF, Series of Victory Portfolios II
102.	Moerus Worldwide Value Fund, Series of Northern Lights Fund Trust IV	215.	VictoryShares US Small Cap Volatility Wtd ETF, Series of Victory Portfolios II
103.	Mohr Growth ETF, Series of Collaborative Investment Series Trust	216.	VictoryShares USAA Core Intermediate-Term Bond ETF, Series of Victory Portfolios II
104.	Morgan Creek - Exos Active SPAC Arbitrage ETF, Series of Listed Funds Trust	217.	VictoryShares USAA Core Short-Term Bond ETF, Series of Victory Portfolios II

105.	Morgan Creek - Exos SPAC Originated ETF, Series of Listed Funds Trust	218.	VictoryShares USAA MSCI Emerging Markets Value Momentum ETF, Series of Victory Portfolios II
106.	Morningstar Funds Trust	219.	VictoryShares USAA MSCI International Value Momentum ETF, Series of Victory Portfolios II
107.	OSI ETF Trust	220.	VictoryShares USAA MSCI USA Small Cap Value Momentum ETF, Series of Victory Portfolios II
108.	OTG Latin American Fund, Series of World Funds Trust	221.	VictoryShares USAA MSCI USA Value Momentum ETF, Series of Victory Portfolios II
109.	Overlay Shares Core Bond ETF, Series of Listed Funds Trust	222.	West Loop Realty Fund, Series of Investment Managers Series Trust
110.	Overlay Shares Foreign Equity ETF, Series of Listed Funds Trust	223.	WisdomTree Trust
111.	Overlay Shares Hedged Large Cap Equity ETF, Series of Listed Funds Trust	224.	WST Investment Trust
112.	Overlay Shares Large Cap Equity ETF, Series of Listed Funds Trust	225.	XAI Octagon Floating Rate & Alternative Income Term Trust
113.	Overlay Shares Municipal Bond ETF, Series of Listed Funds Trust

ITEM 32(b)	The following are the Officers and Manager of the Distributor, the Registrant’s underwriter.

The Distributor’s main business address is Three Canal Plaza, Suite 100, Portland, Maine 04101.

Name	Address	Position with Underwriter	Position with Registrant
Richard J. Berthy	Three Canal Plaza, Suite 100, Portland, ME 04101	President, Treasurer and Manager	None
Mark A. Fairbanks	Three Canal Plaza, Suite 100, Portland, ME 04101	Vice President	None
Teresa Cowan	111 E. Kilbourn Avenue, Suite 2200, Milwaukee, WI 53202	Vice President	None
Jennifer K. DiValerio	899 Cassatt Road, 400 Berwyn Park, Suite 110, Berwyn, PA 19312	Vice President	None
Nanette K. Chern	Three Canal Plaza, Suite 100, Portland, ME 04101	Vice President and Chief Compliance Officer	None
Kelly Whetstone	Three Canal Plaza, Suite 100, Portland, ME 04101	Secretary	None

ITEM 32(c)	Not applicable.

ITEM 33.	LOCATION OF ACCOUNTS AND RECORDS

The majority of the accounts, books and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940 and the Rules thereunder are maintained at the offices of Atlantic Fund Administration, LLC (d/b/a Apex Fund Services), Three Canal Plaza, Suite 600, Portland, Maine 04101. The records required to be maintained under Rule 31a-1(b)(1) with respect to journals of receipts and deliveries of securities and receipts and disbursements of cash are maintained at the offices of the Registrant’s custodian, as listed under “Custodian” in Part B to this Registration Statement. The records required to be maintained under Rule 31a-1(b)(5), (6) and (9) are maintained at the offices of the Registrant’s adviser or subadviser, as listed in Item 31 hereof.

ITEM 34.	MANAGEMENT SERVICES

Not Applicable.

ITEM 35.	UNDERTAKINGS

None.

SIGNATURES

Pursuant to the requirement of the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, the Registrant certifies that it has met all of the requirements for effectiveness of this registration statement under Rule 485(b) of the Securities Act of 1933 and that it has duly caused this amendment to its registration statement on Form N-1A to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Portland, and State of Maine on February 24, 2022 .

Forum Funds

/s/ Jessica Chase
Jessica Chase, President

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons in the capacities indicated on February 24, 2022 .

(a)	Principal Executive Officer

/s/ Jessica Chase
Jessica Chase
Principal Executive Officer

(b)	Principal Financial Officer

/s/ Karen Shaw
Karen Shaw
Principal Financial Officer (Principal Accounting Officer)

(c)	A majority of the Trustees

/s/ Jessica Chase
Jessica Chase, Trustee
Jennifer Brown-Strabley, Trustee*

Mark Moyer, Trustee*
David Tucker, Trustee*

By:	/s/ Zachary Tackett
Zachary Tackett
As Attorney-in-fact

*	Pursuant to powers of attorney previously filed.

EXHIBIT LIST

EXHIBITS

(h)(12)	Expense Limitation Agreement between Registrant and Absolute Investment Advisers LLC is filed herewith.